November 28, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Request to Withdraw Registration Statement on Form S-1 (File No. 333-196155)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), CVSL Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (“SEC”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its registration statement on Form S-1 (File No. 333-196155) together with all exhibits (the “Registration Statement”) initially filed with the SEC on May 22, 2014 and declared effective on November 20, 2014.

The Registrant is requesting to withdraw the Registration Statement because the offering contemplated by the Registration Statement has been cancelled. The Registrant confirms that no securities were sold in connection with the offering contemplated by the Registration Statement.

The Registrant acknowledges that no refund will be made for fees paid to the SEC in connection with the filing of the Registration Statement.

Should you have any questions regarding this request, please do not hesitate to contact counsel to the Registrant, Leslie Marlow at (212) 907-6457.

Sincerely,

/s/ John P. Rochon
John P. Rochon
Chairman and Chief Executive Officer

2400 North Dallas Parkway, Suite 230	Hertensteinstrasse 51
Plano, TX 75093	6004 Luzern, Switzerland
(972) 398-7120	41 (0) 41 562 5870